

Mail Stop 3561

April 7, 2010

Mr. Brian P. Alessi
Chief Financial Officer
Emerging Vision, Inc.
100 Quentin Roosevelt Boulevard
Garden City, NY 11530

     **RE:**    **Emerging Vision, Inc.**
            **Form 10-K for Fiscal Year Ended December 31, 2007**
            **Filed February 29, 2008**
            **Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
            **and September 30, 2008**
            **Filed May 8, 2008, August 6, 2008 and November 14, 2008**
            **File No. 1-14128**

Dear Mr. Alessi:

We issued comments to Emerging Vision, Inc. on the above captioned filings on January 15, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 20, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 20, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336, if you have any questions.  In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,


William Thompson
Branch Chief